02 AUG 29 AM 11:07

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

02049635

SUPPL

Vienna, 20 August, 2002

Our Ref. EFP | Phone / Extension 0043 5 1766 3328 | Fax 0043 5 1766 3333

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Ref.: Rule 12g3-2(b) File No. 82-4970

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

T:\efp_kk\compliance\sec-musterbrief.doc

Ad-hoc Release

August 20, 2002

RESTRUCTURING SUCCESSFULLY CONTINUED

Results trend and balance sheet for first half-year 2002 (in accordance with IAS)

After a crucial year for the global aviation industry in 2001, the Austrian Airlines Group succeeded in generating a positive result (EBIT) of EUR + 29.7m in the first six months of 2002 (2001: EUR – 31.5m). The profit before tax (EGT) for the half-year is EUR + 4.3m, following EUR – 70.2m for the comparable period the previous year. Despite the fact that availability was reduced by 6.9 % (availability on scheduled services - 12.1 %) the Austrian Airlines Group even managed to raise passenger volume by 0.5 % to a total of 4,086,918 passengers carried in the first six months of the year. Vagn Soerensen, Chief Executive Officer of the Austrian Airlines Group, made the following comments on this, his first half-year report: "By logically implementing our extensive programme of measures, we have been able to drive forward our strategy of operational restructuring in the second as well as the first quarter. These initial positive results have given us renewed impetus in our mutual efforts. Our situation now demands staying power, consistent value orientation and commercial far-sightedness."

Strong improvement in result

Compared to the first six months of last year, the Group strongly improved its result in the first half-year of 2002. The EBITDAR reached EUR 252.4m, against EUR 79.7m for the comparable period in 2001. After EUR -31.5m the previous year, the EBIT increased by EUR 61.2m to reach EUR 29.7m. Profit before tax was EUR 4.3m, compared to EUR – 70.2m in the first six months of 2001.

Thomas Kleibl, Chief Financial Officer of the Austrian Airlines Group, updating his objectives for the Group's result for the full year: "In the first stage of our restructuring programme for 2002, we set out to break even on the EBIT level. All corporate processes were focused on this goal." Mr Kleibl went on to define his expectations for the result for the second half-year of 2002: "As long as external conditions will be favourable, we anticipate that EBIT for the second half-year will approximately break even. This will also depend on fuel expenditure as well as on the general economic trend."

Overview of the half-year result of the Austrian Airlines Group

		1-6 / 2002	1-6 / 2001	+/- %
Revenue	EURm	1,030.9	1,035.5	-0.4
EBITDAR adjusted [1]	EURm	156.9	124.9	25.6
EBITDAR	EURm	252.4	79.7	216,7
EBIT adjusted [2]	EURm	7.0	-21.3	-
EBIT	EURm	29.7	-31.5	-
Profit before tax adjusted [2]	EURm	-24.2	-57.7	-
Profit before tax	EURm	4.3	-70.2	-
Cash flow from operating activities	EURm	305.6	17.1	-
Passengers carried		4,086,918	4,067,595	0.5
Passenger load factor (scheduled services)	%	68.6	68.1	0.5P.

1) Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.
2) Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluation of aircraft.

Increase in cash flow from operating activities

As a consequence of the improved operating result, of provisions for aircraft made in accordance with IAS 36 (depreciations based on current dollar rate valuations for aircraft awaiting sale) and changes in the working capital (caused by a strong increase in provisions for unearned transportation revenues arising from flight documents sold and not yet used), the cash flow from operating activities increased sharply from EUR 17.1m last year to EUR 305.6m.

Slight increase in expenditure / Costs reduced

Operating expenses in the first half-year of 2002 reached EUR 1,130.3m, an increase of 1.8 % or EUR 20.4m on the previous year. This increase is essentially due to provisions for aircraft awaiting sale made in accordance with IAS 36 (see 'Cash flow from operating activities' paragraph for explanation). When adjusted to account for this effect, expenses were in fact down. Production cutbacks led to a significant reduction in variable costs. The cut-back in personnel-costs has been implemented according to schedule. The group-wide voluntary salary waiver of 8 % for the period of one year took effect from 01.01.2002, respectively 01.03.2002 onwards. In the first six months of 2002, 745 out of 968 positions were already cut, which will account for another 7 % in personnel-costs savings.

Flight revenue improved despite reduced capacity

Despite a sharp reduction in overall production (total available seat kilometers fell by 6.9 %, while available seat kilometers on scheduled services were down by 12.1 %), flight revenue increased by 1.4 % to EUR 960.2m. Other revenue fell by 20.0 % due to a reduction in income from aircraft leasing. In total, revenue decreased slightly as a result, falling by 0.4 % to EUR 1,030.9m. The Austrian Airlines Group was able to push forward the improvements already launched in the area of operations. A structural effect resulted from the reduction in long haul capacity in favour of short and medium haul services with higher yields. Due to the slide in value of the US dollar against the Euro, exchange rate valuations of foreign currency liabilities generated other operating income of EUR 95.1m. As a result, the operating revenue of the Austrian Airlines Group increased from EUR 1,078.4m in the comparable period last year to EUR 1,160m in the first half-year of 2002.

Offensive marketing and programme strategy successful

Due to the reorientation of the production programme introduced in the 2002 summer schedule, the Group made a 23 % improvement in the connection quality of its network (the number of possible connections) and raised its market share at the

domestic hub of Vienna (AAG passengers as a percentage of total passengers at Vienna Airport / scheduled and charter) from 61.2 % to 66.2 %.

The Chief Commercial Officer, Dr. Josef E. Burger, briefly outlined the Group's marketing strategies for the year to date: "By tightly managing our capacities, making structural improvements to our range of routes and continuing to increase the speed with which we act and react to changed circumstances, we have succeeded in raising yields by 15.1 %. In European comparison, we have produced a traffic trend clearly above the European average (the AEA average in revenue passenger kilometers was minus 8.1 %, while the figure for the Austrian Airlines Group was up by 6.6 %)." The passenger load factor for medium haul traffic increased by 2.4 % to 60.6 %, while the figure for long haul services rose by 0.6 %, reaching a level of 75.5 %.

The Group plans to consolidate the regional traffic segment during the second half-year by integrating Rheintalflug into Tyrolean Airways. The repositioning of the regional traffic segment as part of the scheduled flight programme is also central to the development of a new brand architecture for the Austrian Airlines Group. Both processes will serve to provide the market presence of the Austrian Airlines Group with a sharper profile and to realise the Production Company Concept in terms of the Group's external appearance. Dr. Burger made the following comments about the innovations in the fare segment: "The new fare concept for domestic air traffic, and that for regional traffic between Austria and Germany, have both been designed to correspond perfectly with the needs of our customers and, once we have have gained their acceptance, to earn additional increases in our load factor and income."

Marketing of surplus capacities

Investments in the first half-year totalled EUR 199.7m, 30.2 % lower than those made in the comparison period the previous year. Based on non-alterable, long-term purchase agreements, one Canadair Regional Jet, one Dash 8, one Boeing 737 and one Boeing 777 have been newly integrated into the fleet since the beginning of the year. In intense negotiations with manufacturers, other aircraft deliveries originally planned for 2002 have been postponed by an average of one to two years. Currently existing

overcapacities are either being reduced where possible or will be profitably deployed again once markets have recovered.

As at July 2002, concrete agreements had been concluded for the sale of one Challenger CL600 and two Dash 8 aircraft. One Boeing 737, three Dash 8 and two Business Jets of the type Learjet 60 are currently leased out.

Conversion of orders from Airbus A320 to A319

Based on the objective of fleet harmonisation in the medium term, the Group is simultaneously optimising its future capacity requirements. In accordance with this strategy, six fixed orders for jets of the type Airbus A320 have been converted to the most modern short and medium haul Airbus A319 aircraft. At the half-year press conference, the Group's Chief Operations Officer, Dr. Walter Bock, made the following remarks about the new fleet member from the Airbus family: "With its range of 4,900 kilometers, seating capacity for 126 passengers and high cost-effectiveness in the form of cockpit commonality, the A319 is the perfect aircraft for our fleet. Starting in the short haul segment, we have now taken the crucial first step towards wider fleet harmonisation that will be necessary in the medium term."

Karl Knezourek, Investor Relations, Austrian Airlines
Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

ad-02-13e (erg2qu02).doc

January–June 2002

Rule 12g3-2(b) File No. 82-4970

The Austrian Airlines Group at a glance

		1–6/2002	1–6/2001	+/– %
Revenue	EURm	1,030.9	1,035.5	–0.4
EBITDAR adjusted [1]	EURm	156.9	124.9	25.6
EBITDAR	EURm	252.4	79.7	–
EBIT adjusted [2]	EURm	7.0	–21.3	–
EBIT	EURm	29.7	–31.5	–
Profit before tax adjusted [2]	EURm	–24.2	–57.7	–
Profit before tax	EURm	4.3	–70.2	–
Cash flows from operating activities	EURm	305.6	17.1	–
Passengers carried		4,086,918	4,067,595	0.5
Passenger load factor (scheduled services)	%	68.6	68.1	0.5 P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date
2 Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft

AUSTRIAN AIRLINES GROUP

Highlights

- Significant reduction in capacity (ASK on scheduled services: −12.1 %)
- Transfer of production from long to short and medium haul routes
- Staff agree to measures for reduction of salary costs
- Marketing of surplus capacity below expectations
- Fuel costs to increase in second half-year
- Strong improvement in EBIT: from EUR −31.5m to EUR 29.7m
- Profit before tax rises from EUR −70.2m to EUR 4.3m

Contacts

Investor Relations

Karl H. Knezourek

Phone: ++43 (0)5 1766 – 3642

Fax: ++43 (0)5 1766 – 3333

E-Mail: investor.relations@aua.com

Internet: http://www.aua.com

Communications

Hannes Davoras

Phone: ++43 (0)5 1766 – 1230

Fax: ++43 (0)1 688 65 26

E-Mail: public.relations@aua.com

Austrian Airlines Head Office

1107 Vienna, Fontanastrasse 1

Phone: ++43 (0)5 1766 – 0

Fax: ++43 (0)1 688 55 05

Internet: http://www.aua.com

Dear Shareholders,

Ever since the terrorist attacks of 11 September 2001, the entire aviation industry and the Austrian Airlines Group has been in deep crisis. In reaction to the situation, we immediately formulated a new, clear strategy and introduced a dramatic reduction in both costs and capacity.

Trends since the beginning of the year have been entirely in line with our expectations. The Austrian Airlines Group has been able to continue with the improvements in the area of operations. Despite significantly reduced production (total available seat kilometers: −6.9 %; on scheduled services: −12.1 %), our flight revenue demonstrated a rising trend, while expenses were down when adjusted to account for extraordinary aircraft depreciations. Previously volatile fuel expenditure has in large part been hedged to the year-end with the budget rate as the upper limit, although total fuel expenditure in the second half-year is expected to increase in comparison with the first six months of 2002.

In total, the Austrian Airlines Group generated an EBIT of EUR 29.7m (2001: EUR −31.5m). For the full year 2002, notwithstanding our cautious assessment of the economic trend which is confirmed by economic indicators, slower than expected reduction in surplus capacity and forecast higher fuel expenditure in the second half-year, we maintain our stated goal of breaking even on the EBIT level. Assuming that external conditions continue to be favourable, we expect EBIT for the second half-year to approximately break even.

As part of our continuing effort to prepare the company for the intense competition and to implement production area specialisation, we have amalgamated the operative units of the regional flight segment. Rheintalflug is to be integrated into Tyrolean Airways in the course of the year, enabling the Austrian Airlines Group to appear on the market with a newly formed regional airline as of 1 January 2003. A new Austrian Airlines Group brand architecture will also be developed by year-end.

We are convinced that, with the confidence of our customers and commitment of our employees, we will achieve our stated goals.

Vagn Soerensen | Walter Bock | Josef Burger | Thomas Kleibl

Business Trends

IAS Statement of Changes in Shareholders' Equity

Shareholders' Equity as at 31.12.2000	EURm	698.6
Dividends	EURm	−10.3
Net loss	EURm	−72.4
Shareholders' Equity as at 30.6.2001	EURm	615.9

IAS Statement of Changes in Shareholders' Equity

Shareholders' Equity as at 31.12.2001	EURm	529.1
Dividends	EURm	–
Net profit	EURm	3.8
Shareholders' Equity as at 30.6.2002	EURm	532.9

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2001.

Flight revenue improved despite production cutbacks

Despite a sharp reduction in overall production (ASK: −6.9 %), flight revenue increased by 1.4 % to EUR 960.2m. Other revenue fell by 20.0 % due to a reduction in income from aircraft leasing. In total, revenue decreased slightly as a result, falling by 0.4 % to EUR 1,030.9m. The Austrian Airlines Group was able to push forward the improvements already launched in the area of operations. A structural effect resulted from the reduction in long haul capacity in favour of short and medium haul services with higher yields. Selected fare increases also contributed to the rise in yields.

Due to the slide in value of the US dollar against the Euro, exchange rate valuations of foreign currency liabilities at the reporting date provided other operating income of EUR 95.1m. As a result, the operating revenue of the Austrian Airlines Group increased to EUR 1,160.0m from EUR 1,078.4m in the comparable period last year.

Slight increase in expenditure

Operating expenses for the first half-year of 2002 reached EUR 1,130.3m, an increase of 1.8 % or EUR 20.4m on the previous year. This increase is essentially due to provisions for aircraft awaiting sale,

made in accordance with IAS 36 (Impairment). When adjusted to account for this effect, expenses were in fact down. Production cutbacks led to a significant reduction in variable costs. The reduction in staff numbers is continuing according to plan.

Improvement in result

The result for the first half-year improved strongly against the previous year. The EBITDAR reached EUR 252.4m (2001: EUR 79.7m). After EUR −31.5m the previous year, the EBIT increased by EUR 61.2m to EUR 29.7m. Profit before tax was EUR 4.3m, after EUR −70.2m the previous year. For the full year 2002, notwithstanding our cautious assessment of the economic trend which is confirmed by economic indicators, slower than expected reduction in surplus capacity and forecast higher fuel expenditure in the second half-year, we maintain our stated goal of breaking even on the EBIT level. Assuming that external conditions continue to be favourable, we expect EBIT for the second half-year to approximately break even.

Increase in cash flow from operating activities

Following provisions for aircraft in accordance with IAS 36 (Impairment) and changes in the working capital (mainly caused by a strong increase in provisions for unearned transportation revenues arising from flight documents sold and not yet used), cash flow from operating activities increased sharply from EUR 17.1m last year to EUR 305.6m in the first half-year 2002.

Marketing of surplus capacities

Investments in the first half-year totalled EUR 199.7m (−30.2 %). Based on non-alterable, long-term purchase agreements, one Canadair RJ, one Dash 8, one Boeing 737 and one Boeing 777 have been newly integrated into the fleet since the beginning of the year. Other aircraft deliveries originally planned for 2002 have been postponed by an average of one to two years, in agreement with manufacturers.

Currently existing overcapacity is either being reduced where possible or will be profitably deployed again once markets have recovered. By July 2002, concrete agreements had been concluded for the sale of one Challenger CL600 and two Dash 8 aircraft. One Boeing 737, three Dash 8 (with a purchasing option) and two Learjet 60 aircraft are currently leased out.

Segment Reporting

Under IAS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Capacity on **scheduled services** was reduced sharply in the first half-year of 2002 as it was adjusted to changed demand. Production was transferred from long haul to short and medium haul routes. Available seat kilometers fell by 12.1 %, while revenue passenger kilometers – used as a measure of demand – were down 11.5 %. The passenger load factor rose by 0.5 percentage points to 68.6 %. The number of passengers carried remained more or less constant at 3,500,412. On scheduled services, revenue reached EUR 854.8m, following a figure of EUR 852.9m in the previous year (+0.2 %). The EBIT for the scheduled service segment was EUR 26.0m, an improvement of EUR 59.4m on the same period the previous year (EUR −33.4m).

In the **charter services segment**, production increased compared to the preceding year due to a combination of new business and the transferral of former scheduled services to charter operation. Available seat kilometers (+25.3 %) and revenue passenger kilometers (+29.8 %) both increased markedly. In this context, revenue in this segment totalled EUR 105.4m, against EUR 94.2m the previous year. The EBIT rose from EUR −1.8m to EUR 1.5m.

The **complementary services segment** (which includes catering, Travel Value Shops, third party handling and aircraft leasing) recorded revenues of EUR 70.7m (−20.0 %) in the reporting period. This translates into an EBIT of EUR 2.2m, following EUR 3.7m the preceding year.

Taken by **geographical segment**, Germany, South-Eastern and Western Europe showed double digit growth rates in terms of passenger numbers. Scheduled services to the Middle East and long haul services suffered strong falls. The passenger load factor on long haul routes increased due to capacity reductions. In the charter area, Turkey, Greece and Egypt were the holiday destinations of choice. Leisure business from Switzerland continued to develop extremely positively.

Austrian Airlines on the Capital Market

Stock exchange trend influences Austrian Airlines share price

Following its collapse in the wake of the events of 11 September, the Austrian Airlines share price initially made a strong recovery in the first half-year. With the uncertainty that has since set in on world stock exchanges, however, the share price has again declined. On 9 August, the Austrian Airlines share price closed at EUR 7.08.

Repurchase of own shares successfully completed

Following its approval by the Annual General Meeting as part of the wider Stock Option Programme, the repurchase of five per cent of own shares was successfully completed at the end of July.

Investor Relations – comprehensive information for the financial community

Austrian Airlines continues to provoke strong interest amongst analysts and investors both in Austria and abroad. At the beginning of April, the company provided wide-ranging information at a three-day roadshow for European institutional investors. As part of an information event to be held at the end of August, Austrian Airlines will offer private shareholders the opportunity to find out about the development of the company and perspectives of the Austrian Airlines Group directly from the Board of Management.

At times of far-reaching change such as these, an active and transparent information policy towards the financial community is of particular importance. To enhance this guiding principle, Austrian Airlines has redesigned the Investor Relations section of its internet website (www.aua.com) in order to provide the reader with additional information.

Financial Calender

Publication of Third Quarter Results	19 November 2002
Preliminary Results 2002/Forecast 2003	12 December 2002

January–June 2002

IAS Consolidated Balance Sheet

EURm Assets	30/6/2002	31/12/2001	+/– %
Aircraft	2,777.1	2,798.1	–0.8
Other tangible and intangible assets	177.9	184.2	–3.4
Financial assets	336.4	378.1	–11.0
Other non-current assets and deferred tax assets	216.1	137.0	57.7
Non-current assets	3,507.5	3,497.4	0.3
Inventories and trade receivables	311.1	363.3	–14.4
Short-term investments and cash	234.2	297.0	–21.1
Total assets	**4,052.8**	**4,157.7**	**–2.5**
Shareholders' equity and liabilities			
Shareholders' equity	532.9	529.1	0.7
Minority interests	2.4	2.4	0.0
Non-current liabilities	2,411.9	2,647.4	–8.9
Current liabilities	1,105.6	978.8	13.0
Total shareholders' equity and liabilities	**4,052.8**	**4,157.7**	**–2.5**

IAS Consolidated Income Statement

EURm		1–6/2002	1–6/2001	+/– %
Flight revenue		960.2	947.1	1.4
Other revenue		70.7	88.4	–20.0
Revenue		1,030.9	1,035.5	–0.4
Other operating income and changes in inventories[1]		129.1	42.9	–
of which profit from the disposal of fixed assets		0.4	2.2	–81.8
Operating revenue		1,160.0	1,078.4	7.6
Expenses for materials and services excl. rentals		595.9	634.4	–6.1
Personnel expenses		196.0	206.0	–4.9
Other operating expenses[2]		115.7	158.3	–26.9
EBITDAR		252.4	79.7	–
EBITDAR adjusted[3]		156.9	124.9	25.6
Depreciation and amortisation[4]		188.0	76.7	–
Rentals		34.7	34.5	0.6
EBIT		29.7	–31.5	–
EBIT adjusted[5]		7.0	–21.3	–
Financial result		–25.4	–38.7	34.4
of which profit from the disposal of financial assets		5.8	–2.3	–
Profit before tax		4.3	–70.2	–
Profit before tax adjusted[5]		–24.2	–57.7	–
Net profit/net loss		3.8	–72.4	–
Earnings per share	EUR	0.11	–2.13	–

IAS Cash Flow Statement

		1–6/2002	1–6/2001	+/– %
Cash flows from operating activities	EURm	305.6	17.1	–
Investments and downpayments	EURm	199.7	286.2	–30.2

Key Market Figures

		1–6/2002	1–6/2001
Reuters code		AUAV.VI	
Share price High	EUR	10.52	16.52
Share price Low	EUR	7.86	10.83
Share price (end of period)	EUR	8.90	11.40
Market Capitalization (end of period)	EURm	302.6	387.6
Turnover on Vienna Stock Exchange	EURm	62.6	94.2

Employees

	1–6/2002	1–6/2001	+/– %
Average	7,404	7,934	–6.7
End of period	7,383	8,128	–9.2

1 2002: Inclusive of profits from exchange rate valuations at the reporting date of EUR 95.1m
2 2001: Inclusive of losses from exchange rate valuations at the reporting date of EUR 47.4m
3 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date
4 2002: Inclusive of depreciation of EUR 72.8m according to IAS 36 (Impairment), 2001: Inclusive of revaluation at the reporting date of EUR 35.0m according to IAS 16
5 Adjusted for profits from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft

Traffic Statistics (scheduled and charter traffic)

Scheduled traffic		1–6/2002	1–6/2001	+/– %
Passengers carried		3,500,412	3,498,844	0.0
Block hours		116,647	120,262	–3.0
Revenue passenger kilometers	(000)	6,234,391	7,046,925	–11.5
Available seat kilometers	(000)	9,090,808	10,347,399	–12.1
Passenger load factor	in %	68.6	68.1	0.5 P.
ATK	(000)	1,240,742	1,435,346	–13.6
RTK	(000)	830,911	913,234	–9.0
Load factor	in %	67.0	63.6	3.4 P.
Freight tons		54,637	59,154	–7.6
Charter				
Passengers carried		586,506	568,751	3.1
Block hours		17,403	16,653	4.5
Available seat kilometers	(000)	2,106,771	1,682,048	25.3
Total				
Passengers carried		4,086,918	4,067,595	0.5
ATK	(000)	1,506,736	1,623,212	–7.2
RTK	(000)	1,009,035	1,038,505	–2.8